Exhibit 99.1

LUOKUNG ANNOUNCES NASDAQ WITHDRAWAL OF DELISTING NOTICE AND CONFIRMATION THAT TRADING IN LUOKUNG ORDINARY SHARES WILL CONTINUE UNTIL MAY 8, 2021

OFAC CONFIRMS THAT TRADING RESTRICTIONS IN LUOKUNG SECURITIES UNDER

EXECUTIVE ORDER 13959 WILL NOT TAKE EFFECT UNTIL MAY 8, 2021,

AND DIVESTMENTS WILL BE PERMITTED THROUGH MARCH 9, 2022

BEIJING, March 11, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung”), a leading interactive location-based services and big data processing technology company based in China, today announced receipt of a letter from the Department of the Treasury Office of Foreign Assets Control (“OFAC”). The letter confirms that any restrictions on U.S. persons to trade Luokung’s securities or derivatives will not take effect until May 8, 2021, and that divestments will be permitted through March 9, 2022. OFAC has also confirmed that the U.S. Department of Defense (“DoD”) has listed Luokung as a “Communist Chinese military company” (“CCMC”) effective as of March 9, 2021, and that an earlier listing of the company as a CCMC under a misspelled name is no longer effective.

Upon receipt of the OFAC letter, Luokung contacted Nasdaq senior management to inform it of the action taken by OFAC and requested that Nasdaq reconsider the delisting determination that it previously issued, as well as its decision to suspend trading in Luokung ordinary shares effective 9:30a.m. on March 15, 2021. Earlier today Nasdaq notified Luokung in writing that it has withdrawn its delisting letter, and stated that unless there are further changes to the Company’s status on the CCMC List, Nasdaq will issue a new delisting determination to be effective May 8, 2021. As a consequence of Nasdaq’s action trading in Luokung ordinary shares will not be suspended at 9:30 a.m. on March 15, 2021 as was previously disclosed.

Luokung expresses its sincere gratitude to the management of Nasdaq, which reacted promptly and definitively to the change in OFAC’s position, thereby avoiding a disruption in trading of Luokung ordinary shares.

Background

On January 14, 2021, DoD placed “Luokong Technology Corporation (LKCO)” on a list of entities operating directly or indirectly in the United States and deemed to be CCMCs under the National Defense Authorization Act for Fiscal Year 1999. Under Executive Order 13959, issued by former President Trump on November 12, 2020, the DoD designation would have restricted U.S. persons from trading Luokung securities and derivatives as soon as March 15, 2021, i.e., 60 days after DoD’s designation. Luokung had asked OFAC to clarify the effective date of its designation because the DoD misspelled the company’s name on the Section 1237 List and, after receiving no answer, filed a complaint with the U.S. Federal District Court for the District of Columbia. The complaint alleges that Luokung’s designation as a CCMC is unlawful. Luokung had further asked the court in an emergency motion to enjoin the application of the Executive Order as to Luokung. Luokung’s complaint is more fully described in prior announcements.

As previously disclosed, Luokung received notice last week from Nasdaq informing Luokung that as a result of the DoD designation, trading of the company’s ordinary shares would be suspended at the open of business on March 15, 2021. Nasdaq stated its intention to file a Form 25-NSE with the Securities and Exchange Commission, which would have removed the company’s securities from listing on The Nasdaq Stock Market. That notice of impending suspension of trading and of intent to delist Luokung’s securities was withdrawn by Nasdaq earlier today. Nasdaq has reserved the right to re-issue the delisting letter as the new May 8, 2021 trading restriction date approaches.

DoD formally re-designated Luokung on the “Communist Chinese military company” list as of March 9, 2021, correcting its prior misspelling of the company’s name, and, in the process, extended by 60 days any restrictions on U.S. persons’ ability to trade Luokung securities or derivatives under the Executive Order.

On March 10, 2021, OFAC confirmed in writing to Luokung that the original listing was “erroneous” because of the misspelling. OFAC further confirmed that the trading restrictions under the Executive Order will take effect as of May 8, 2021, and divestments permitted through March 9, 2022. Upon receiving the letter from OFAC, Luokung immediately communicated with Nasdaq about lifting the trading suspension and withdrawing the delisting notice.

Luokung intends to continue to pursue its legal rights before the Court. Luokung’s complaint raises a series of legal claims relating to Luokung’s designation on the DoD List and related restrictions, which Luokung contends are unlawful. Although DoD’s March 9 designation of the company delays the effective date of restrictions on U.S. person trading, Luokung continues to believe it is not a CCMC and that the U.S. government’s actions have been without factual and legal support.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading interactive location-based services and big data processing technology company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com

3